CORPORATE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Anil Wadhwani (華康堯) joins Prudential plc as Chief Executive

As previously announced on 25 May 2022, Anil Wadhwani (華康堯) will join Prudential plc ("Prudential") on 25 February 2023, as Chief Executive. He will present 2022 Full Year Results on 15 March 2023 and will begin meeting with investors and stakeholders thereafter.

Accordingly, Mark FitzPatrick, Chief Executive since 1 April 2022, will be stepping down from his role and from the Board on 24 February 2023. As previously confirmed, Mr FitzPatrick will remain available as an adviser for a period.

Shriti Vadera, Chair, Prudential, commented: "On behalf of the Board, I would like to thank Mark for his dedication, hard work and for the significant impact he has had on the progress and transformation of Prudential during his time as CFO and COO, and in particular in leading the Company as interim Chief Executive.

"With Anil's appointment, Prudential has now completed the move of its entire senior management team to Asia. We are delighted to welcome Mr Wadhwani."

Mr Wadhwani said: "I am thrilled to join the team at such an exciting time in the development of its Asian and African operations and am looking forward to meeting customers, colleagues, investors and key stakeholders."

ENDS

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023 260	Patrick Bowes	+852 9611 2981
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

Notes to Editors

Mr Wadhwani will join the Board on 25 February 2023 as an Executive Director.

He will also join the Board of Prudential Corporation Asia Limited, a wholly-owned subsidiary of Prudential, on
25 February 2023.

Mr Wadhwani's emoluments as disclosed on 25 May 2022, remain unchanged and are payable in accordance with his service contract and the Directors' Remuneration Policy.

Save as disclosed, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or Rule 9.6.13 of the UK Listing Rules. There are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 23 markets across Asia and Africa (at 31 December 2022). The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

About Anil Wadhwani (華康堯)
Anil Wadhwani, 54, has more than 30 years' financial services experience, predominantly in Asia, combining strategic vision and execution in some of the world's biggest companies. Most recently, as CEO of Manulife's Asia region, over his five years in the role, he successfully grew its multi-channel business and transformed its highly diversified business with significant market share gains in many key markets and making it its largest source of core earnings.

Prior to this he spent 25 years with Citi across Asia Pacific, EMEA and the US, in a number of consumer financial services roles. Mr Wadhwani was born in 1968 and educated in Mumbai and has worked in Mumbai, Singapore, London, New York and most recently for five years in Hong Kong.

Photo available on request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary